Mail Stop 3561

George J. Roberts
Senior Vice President & Chief Financial Officer
TVI Corporation
7100 Holladay Tyler Road
Glenn Dale, MD 20769

     Re: **TVI Corporation**
             File No. 000-10449
             Form 10-K: For the Year Ended December 31, 2005
             Form 10-Q: For the Quarterly Period Ended September 30, 2006
             Form 8-K furnished on January 19, 2006

Dear Mr. Roberts:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 19

1. We note per Note 12 to your financial statements that net sales to your second largest customer declined from approximately $7.6 million and 20% of total sales

for the year ended December 31, 2004 to approximately $1.4 million and 4.3% of total sales for the year ended December 31, 2005. We note further that while the trend of sales to your second largest customer appears to have partially reversed during the six-month period ended June 30, 2006 (i.e. increased to approximately $2.6 million or 15% of total sales for the six-month period), net sales to your largest customer decreased from approximately $11.6 million and 70.6% of total sales for the six-months ended June 30, 2005 to approximately $3.5 million and 21.1% of total sales for the six-months ended June 30, 2006. Given that sales to your two largest customers have historically comprised such a large percentage of your total sales, please expand your discussion in the MD&A section of future filings to discuss i) the factors contributing to the significant variances in the amount of sales to your two largest customers, ii) how the variances in sales to your two largest customers have directly impacted your results of operations, and iii) whether the changes in the amount of sales to your two largest customers is reflective of a trend expected to impact future periods. Please provide a sample of your proposed expanded disclosures as a part of your response.

2. We note from your MD&A disclosures that your revenues increased significantly in fiscal year 2004 as a result of your sales of domestic decontamination units. In addition, we note that i) the reduction in your gross profit during fiscal year 2005, ii) the increase in your inventory balance at June 30, 2006, and iii) the decrease in your annualized inventory turnover at June 30, 2006 have been partially attributed to changes in your product mix. Furthermore, we note that your acquisition of STI has resulted in an expanded presence in the PAPRs market. Given that you offer a large number of products (e.g. decontamination systems, hospital surge systems, targets, helicopter landing systems, etc.) through your various product groups (e.g. rapidly deployable first receiver and responder systems, PAPRs, thermal products, etc.), we believe that a quantitative discussion of the changes in sales levels for your individually material products or product groups would be appropriate. Please expand your discussion in MD&A accordingly. Please also consider whether it would be appropriate for you to disclose revenues from external customers for each product or group of similar products in the footnotes to your financial statements, in accordance with paragraph 37 of SFAS No. 131.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page20

3. Please explain to us in much greater detail (1) the change in product mix, (2) the improved productivity, and (3) the improvement in warranty costs that contributed to the increase in gross margin percentage during 2005. As part of your response, provide us comparable revenue and cost information by product type, explain to us how you achieved the improved productivity, quantify for us the amount that the improved productivity contributed to your improved gross margin, and explain to us the reason for the improvement in your warranty costs.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 28

4. Please ensure that the report of your independent registered public accounting firm included in your future filings indicates the city and state where such report was issued. Refer to the requirements of Rule 2-02(a)(2) of Regulation S-X.

Notes to Consolidated Financial Statements

3. Acquisitions and Contingent Consideration, page 37

5. We note that on November 8, 2005, you acquired Safety Tech International ("STI") for approximately $17.0 million (prior to the recognition of any potential future contingent earnout consideration), resulting in the recognition of approximately $15.2 million of goodwill. Please tell us the factors that contributed to a purchase price that resulted in the recognition of goodwill in accordance with paragraph 51(b) of SFAS No. 141.

    As a part of your response, please specifically address the manner in which management has both identified and determined the fair value of intangible assets obtained in connection with the acquisition of Safety Tech International. In this regard, you state on page five of the Business section of your Form 10-K that STI has established close working relationships with its key customer groups. As such, please tell us the value, if any, assigned to customer-related or contract-based intangible assets, as well as, how any amount of STI's purchase price that was allocated to such intangible assets was determined. Furthermore, please tell us how the patents, which you identified as finite-life intangible assets, were valued. Refer to paragraphs A14 through A28 of SFAS No. 141 for further guidance.

6. We note from the STI financial statements included in the Form 8-K/A furnished on January 19, 2006 that research and development expenses comprised approximately 32% and 38% of STI's total operating expenses for the fiscal years ended June 30, 2005 and June 30, 2004, respectively. In addition, we note from page seven of the "Business" section of your Form 10-K that you obtained 15 pending domestic and foreign patent applications in connection with you acquisition of STI. Furthermore, we note from page five of the "Business" section of your Form 10-K that STI has a robust product development line and has several next-generation products under review with the National Institute for Occupational Safety and Health ("NIOSH"). As such, it appears that your acquisition of STI may have resulted in the acquisition of identifiable assets resulting from the research and development activities of STI.

We note that costs should be assigned to all identifiable tangible and intangible assets resulting from research and development activities of an acquired enterprise (e.g. patents received or applied for, specifications or designs for new products, etc.) or to be used in research and development activities of a combined enterprise (e.g. materials and supplies, equipment and facilities, etc.) in accordance with paragraph 4 of FIN 4. Subsequent to the assignment of values under purchase price accounting, costs to be used in a particular research and development project and that have no alternative use, should then be charged to expense at the date of consummation of the business combination. Accordingly, please explain to us how your accounting treatment of identifiable tangible and intangible assets that relate to research and development activities is in accordance with paragraphs 4 and 5 of FIN 4 and paragraph 42 of SFAS No. 141. Also, refer to the disclosure requirements of paragraph 51(g) of SFAS No. 141, with regard to any purchased research and development assets that may have been written off.

7. We note that the terms of the Agreement and Plan of Merger dated November 8, 2005, relating to the acquisition of STI, provides for the payment of additional earnout consideration in an amount up to $5.5 million, if certain conditions are met by STI and its stockholders, including the generation of certain income amounts by STI in the fiscal years ending June 30, 2006 and 2007. Per your disclosure in Note 3 to your financial statements for the period ended December 31, 2005, it appears that you intend to recognize any earnout consideration paid to the selling shareholders of STI as additional goodwill (i.e. an adjustment to the purchase price) in the year paid.

   However, in certain circumstances, the substance of an agreement, resulting in contingent consideration paid in connection with an acquisition, is to provide compensation for services or use of property or profit sharing. In such circumstances, the additional consideration given shall be recognized as an expense in the appropriate periods. In this regard, we note per section 1.7 of your Agreement and Plan of Merger that i) "no Company Stockholder who is a Key Employee shall be entitled to receive any Earnout Payment unless he remains continuously employed under his Employment Agreement with the Parent through the end of the applicable Earnout Period" and ii) "Mr. Hans Hauser shall not be entitled to receive an Earnout Payment for an Earnout Period if Surviving Corporation terminates the R&D Agreement for cause prior to the end of the Earnout Period." We note further that both your employment agreement with Dale E. Kline (as President and CEO of Post-Merger STI) and the research and development agreement with Safety Tech AG and Hans Hauser (as Principal of Safety Tech AG) include specific provisions regarding Dale Kline and Hans Hauser's rights to receive their proportionate share of the Maximum Earnout Payments if either agreement is terminated by STI without cause.

   Given that Dale Kline and Hans Hauser's are contractually obligated to continue to provide services through the end of the earnout period (unless terminated by

STI without cause) in order to receive their proportionate share of any additional earnout consideration, it appears that any additional earnout consideration payable to Dale Kline and Hans Hauser may, in substance, be reflective of compensation expense, in accordance with the guidance provided in EITF 95-8 and paragraph 34 of SFAS No. 141. As such, please tell us why you believe it is appropriate to recognize any amounts of additional earnout consideration that could become payable to Dale Kline, Hans Hauser, or any other individuals providing services under similar contracts, as goodwill, as opposed to compensation expense. As a part of your response, also tell us what portion of the $5.5 million in maximum earnout payments could become payable to Dale Kline, Hans Hauser, or any other individuals providing services under similar contracts.

8. We note that 50% of any earnout payments relating to your acquisition of STI are to be paid in the form of restricted Common Stock of TVI Corporation. Please confirm that your dilutive earnings per share computations appropriately apply the guidance provided in paragraphs 30 and 31 of SFAS No. 128 to any shares contingently issuable as earnout payments. Furthermore, please include a reconciliation of the numerators and denominators of your basic and dilutive earnings per share computations, in future filings. Refer to the requirements of paragraph 40(a) of SFAS No. 128.

9. We note that the terms of your April 2004 acquisition of CAPA Manufacturing, LLC provided for an additional earnout payment of up to $625,000 -- payable in 2006 in the form of your company's common stock – if CAPA operations satisfy certain benchmarks. Please tell us i) your intended accounting treatment for any amounts payable under the additional earn-out payment provisions of the CAPA acquisition agreement and ii) how the guidance provided in EITF 95-8 and paragraph 34 of SFAS No. 141 was considered in determining your accounting treatment. Your response should specifically address whether any portion of the potential additional earnout payment is automatically forfeited upon the termination of key employees.

5. Property, Plant, and Equipment, Net, page 39

10. Please describe for us the capital equipment not yet placed in service. Also, explain to us why it has not yet been placed in service.

Form 10-Q: For the Quarterly Period Ended September 30, 2006

Results of Operations for the Three Months Ended September 30, 2006 Compared with the Three Months Ended September 30, 2005, page 15

11. Please quantify for us the revenue attributable to your command and control centers for the periods presented and explain to us in detail the reason for the increase. In addition, quantify for us the amount of revenues and expenses (by

income statement line item) attributable to STI for the periods presented. In future filings, ensure that you extensively discuss the reasons for any changes in financial statement line items and supplement your discussion with quantitative information.

Liquidity and Capital Resources, page 17

12. We note from your filings on Form 10-K and 10-Q that your inventory balance was approximately $1,829,000, $4,724,000, and $6,212,000 at December 31, 2004, December 31, 2005, and September 30, 2006, respectively. Given that your inventory balance appears to have increased much more significantly than sales over the corresponding period, please explain to us why you believe that your inventory is stated at the lower of cost or market. In addition, explain to us, in much greater detail, the changes in product mix that you anticipate for expected orders. Please provide us with an inventory aging as of September 30, 2006, as a part of your response.

13. Please tell us how you account for demonstration inventory and explain to us the basis for your policy. Clearly explain why you do not charge any amount related to this inventory to expense.

14. We note the increase to both your accounts receivable balance and "days-sales outstanding" as of September 30, 2006. In this regard, please provide us an accounts receivable aging as of September 30, 2006. In addition, identify for us any accounts receivable balance that i) relates to sales made prior to September 30, 2006 and ii) remains uncollected as of the date of your response. Explain to us in detail your basis for assuming collectibility for each significant amount that remains uncollected. Also, tell us the payment terms that you offer each of your customers. If there are different terms for different classes of customers or products, highlight this fact for us.

15. Please quantify for us the amount of any product returns that you received during 2006. Describe to us the facts and circumstances surrounding any significant returns.

Form 8-K furnished on January 19, 2006

Exhibit 99.4 – Unaudited Pro Forma Condensed Financial Information

16. You state that "unaudited income statement information for STI for the three months ended September 30, 2003 and six months ended December 31, 2004 has been used to derive the pro forma condensed combined statements of income." However, it is unclear which pro forma period's financial information would be derived from STI's income statement information for the three months ended

September 30, 2003. Furthermore, we note that the periods referenced only account for a total of nine months. As such, please identify the pro forma financial information derived from the aforementioned periods, or clarify for us any errors in your disclosure.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief